Exhibit 23.10

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Pre-Effective Amendment No. 3 to Registration Statement No. 333-211924 on Form S-3 of Preferred Apartment Communities, Inc. of our report dated February 6, 2017, relating to the statement of revenues and certain expenses for Champions Village for the year ended December 31, 2015 (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph referring to the purpose of the statement) appearing in the Current Report on Form 8-K of Preferred Apartment Communities, Inc. dated February 6, 2017, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP
Houston, Texas
February 7, 2017